

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


040105

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske	20180072881-57
Barbara K. Cegavske	Filing Date and Time
Secretary of State	02/15/2018 3:13 PM
State of Nevada	Entity Number
	E0080282018-2

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   **ABOVE SPACE IS FOR OFFICE USE ONLY**

1. Name of Corporation:	HYGGE INTEGRATED BRANDS CORP.

2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: NEVADA BUSINESS CENTER, LLC
	Name
	[ ] Noncommercial Registered Agent *OR* [ ] Office or Position with Entity
	(name and address below) (name and address below)
	
	Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity
	
	                                                        Nevada
	Street Address City Zip Code
	
	                                                        Nevada
	Mailing Address (if different from street address) City Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 75000000 Par value per share: $ 0.001 Number of shares *without par value:* 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) ELENA KRIOUKOVA Name 701 S CARSON ST STE 200 CARSON CITY NV 89701 Street Address City State Zip Code 2) Name Street Address City State Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)	*The purpose of the corporation shall be:* ANY LEGAL PURPOSE	**6. Benefit Corporation:** (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. NEVADA BUSINESS CENTER, LLC X NEVADA BUSINESS CENTER, LLC Name Incorporator Signature 701 S CARSON ST STE 200 CARSON CITY NV 89701 Address City State Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X NEVADA BUSINESS CENTER, LLC 2/15/2018 **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15





SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **HYGGE INTEGRATED BRANDS CORP.**, did on February 15, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on February 15, 2018.

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180215-1523
You may verify this certificate online at http://www.nvsos.gov/